

COMMITTED TO SOLID PROFITABLE GROWTH

Capital Markets Day
June 17, 2024



CAPITAL MARKETS DAY MICROSITE

Webcast, presentation, infographic and additional information to be found here.

Recording available after the event.

Photos and video recordings of participants will be taken during this event. These may be used for future publications and marketing by QIAGEN, including their website and social media channels.

For on-site participants:
Be aware that sitting in the front row may result in being captured in photos or videos, primarily focused on the presenters on stage. If you prefer not to be featured in these media, please notify our colleagues at the registration desk.

2024 QIAGEN CAPITAL MARKETS DAY AGENDA



12:00 – 12:10	**Introduction**	10	**John Gilardi** Vice President, Corporate Communications and Investor Relations
12:10 – 12:40	**2028 strategy**	30	**Thierry Bernard** Chief Executive Officer
12:40 – 13:00	**Sample technologies and QIAcuity dPCR**	20	**Nitin Sood** Senior Vice President, Life Sciences Business Area
13:00 – 13:20	**QuantiFERON TB and QIAstat-Dx**	20	**Fernando Beils** Senior Vice President, Molecular Diagnostics Business Area
13:20 – 13:35	**Break**	15	
13:35 – 13:55	**QIAGEN Digital Insights**	20	**Jonathan Sheldon** Senior Vice President, QIAGEN Digital Insights Business Area
13:55 – 14:15	**2028 targets**	20	**Roland Sackers** Chief Financial Officer
14:15 – 14:45	**Q&A session**	30	

TODAY'S PRESENTERS





Thierry Bernard

Chief Executive Officer

Thierry Bernard joined QIAGEN in 2015 to lead our growing presence in molecular diagnostics. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis, and became a member of the Managing Board in 2021.

Previously, Mr. Bernard held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. He also held senior management roles in other leading international companies. He was named in March 2023 as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association.

Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona, and has been appointed Conseiller du Commerce Extérieur by the French government.



Roland Sackers

Chief Financial Officer

Roland Sackers has been Chief Financial Officer at QIAGEN since 2004 and a member of the Managing Board since 2006.

He previously was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also a member of the Board of the industry association BIO Deutschland.

Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.

TODAY'S PRESENTERS





Nitin Sood

Senior Vice President,
Life Sciences



Fernando Beils

Senior Vice President,
Molecular Diagnostics



Jonathan Sheldon

Senior Vice President,
QIAGEN Digital Insights

Nitin Sood joined QIAGEN in 2023 as Senior Vice President, Head of the Life Sciences Business Area, and member of the Executive Committee.

He most recently served as Chief Commercial Officer, MRD, at Adaptive Biotechnologies. He has enjoyed a 20-year career in the diagnostic and life science fields, having also held leadership roles at Guardant Health, PerkinElmer, Agilent Technologies and NuGEN Technologies.

He holds a Master's degree from Delhi University in Molecular Biology and a Master's degree from Ball State University in Computer Science.

Fernando Beils joined QIAGEN in 2023 as Senior Vice President, Head of the Molecular Diagnostics Business Area, and member of the Executive Committee.

He has worked in various global leadership roles within the diagnostics industry during his career, and most recently served as Vice President and General Manager of the Genetic Testing Solutions Business at Thermo Fisher Scientific. Prior to this role, he spent over two decades at Siemens in commercial, strategy and finance roles, and in his last role as Global Head of the Molecular Diagnostics Business Unit at Siemens Healthineers.

He earned a degree in Business Administration from EWA Madrid and the University Mosbach School of Business.

Dr. Jonathan Sheldon joined QIAGEN in 2018 as Senior Vice President, Head of the QIAGEN Digital Insights Business Area. He leads QIAGEN's growing presence in bioinformatics, enabling customers to transform raw data from biological samples into valuable molecular insights.

Dr. Sheldon came to QIAGEN from Oracle, where he was Global Vice President leading Oracle's Healthcare business globally in the Health Sciences Global Business Unit and served on the executive committee. Previously, he served as Head of Bioinformatics at Roche (UK) Pharmaceuticals, as well as in software firms serving the life science and healthcare sectors.

He received his B.Sc. in Biochemistry and Molecular Biology from the University of Manchester, and his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

Forward looking and intended use statements



Safe Harbor Statement: Certain statements contained in this presentation may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "believe", "hope", "plan", "intend", "seek", "may", "will", "could", "should", "would", "expect", "anticipate", "estimate", "continue", "target" or other similar words. To the extent that any of the statements contained herein relating to QIAGEN's products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, expansion of adjusted operating income margin, returns to shareholders, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tax laws, regulatory processes and dependence on suppliers and logistics services); variability of operating results; integration of acquired businesses; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and rising interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises, and its impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted net sales, adjusted gross income, adjusted net income, adjusted gross profit, adjusted operating expenses, adjusted operating income, adjusted operating income margin, adjusted net income before taxes, adjusted income tax, adjusted tax rate, adjusted EBITDA, adjusted EPS, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN's GAAP results.

Thierry Bernard

Chief Executive Officer

2028 STRATEGY

COMMITTED TO SOLID PROFITABLE GROWTH

QIAGEN



THE **VALUE OF BIOLOGY**
HAS NEVER BEEN STRONGER







<u>Crucial</u> to advancing science

Improving healthcare for <u>all</u>

Direct impact on <u>your</u> lives

QIAGEN MORE FOCUSED AND STRONGER THAN EVER



QIAGEN customers | LIFE SCIENCES | MOLECULAR DIAGNOSTICS

QIAGEN product groups:
- Sample technologies
- PCR
- Genomics / NGS
- Diagnostic solutions

~4-6% CAGR

~$11 bn addressable market (2024)

~$13-14 bn addressable market (2028)

ENHANCING GROWTH AND VALUE

+7%
non-COVID sales CAGR (2019-23)

>85%
highly recurring revenues

>60,000
annual mentions in academic journals

>17,000
new instrument placements since 2019

CAGR – Compound annual growth rate   Total addressable market based on QIAGEN estimates

WELL-BALANCED ACROSS KEY MARKET DIMENSIONS



2023 net sales: ~$2 bn

Balanced portfolio



47% · **Customers** · 53%

- Molecular Diagnostics
- Life Sciences

Diversified product base



36% · 34% · 15% · 12% · 3% · **Product groups**

- Sample technologies
- Diagnostic solutions
- PCR / Nucleic acid amplification
- Genomics / NGS
- Other

Strong recurring revenues



12% · **Product types** · 88%

- Consumables and related revenues (including bioinformatics)
- Instruments

Global presence



16% · 32% · **Regions** · 52%

- Americas
- EMEA
- Asia-Pacific / Japan

LEVERAGING A TRUSTED BRAND KNOWN FOR QUALITY







QIAGEN

Serving >500,000 customers from basic research to clinical testing

Pharma / CROs





AstraZeneca, Pfizer, Boehringer Ingelheim, NOVARTIS, Bristol Myers Squibb, Lilly, Janssen, astellas, Neuron23, BAYER, BioXpedia, AMGEN, BIONTECH, PERFECTUS BIOMED GROUP, INOVIO, tōkai pharmaceuticals, Daiichi-Sankyo, MIRATI THERAPEUTICS, PFDeNA, SERVIER, blueprint MEDICINES, NOBLE LIFE SCIENCES, Celldex therapeutics

Academia / hospitals

University of Oxford, Weill Cornell Medicine, University College London Hospitals NHS Foundation Trust, PennState, McGill University, The University of Melbourne, 中国医学科学院 北京协和医学院, NUS National University of Singapore, Gemelli, Mahidol University Faculty of Medicine Siriraj Hospital, Charité, University of Bergen, V. N. Karazin Kharkiv National University, Erasmus MC, 충북대학교, The University of Queensland Australia, University of Auckland New Zealand, Cukurova Üniversitesi, Manchester 1824 The University of Manchester, The Christie, Aarhus Universitets Hospital, The University of Arizona, AMC, Queen Elizabeth Hospital Birmingham Charity, Henry Ford Health, Massachusetts General Hospital, University of Helsinki Faculty of Medicine, RSUP Persahabatan, Universiteit Gent, AZ Sint-Jan Brugge, Nationwide Children's

Clinical labs / test facilities





Quest Diagnostics, NEO GENOMICS, natera, labcorp, agathos, MAKO MEDICAL, Myriad genetics, Lancet Laboratories, DNA LABS INTERNATIONAL, Hummingbird Diagnostics, I.A.G.E., NBS Northern Biomolecular Services, Helix, NAVIGATE, niba labs, Great Lakes Labs, GILSON, ProtaGene Analytical Excellence, GOODGUT, GNOMIX, actome, SINGULAR GENOMICS, JETA MOLECULAR, excell

Public agencies

World Health Organization, CDC, END TB, IPPA, icmp, Leibniz-Gemeinschaft, NML, Netherlands Forensic Institute Ministry of Justice and Security, 日本赤十字社 Japanese Red Cross Society, Ministry of Health, Natural History Museum, State of Alaska Department of Health, Baja California Salud, CSIRO, Delaware Health and Social Services, National Center for Biodefense and Infectious Diseases, Federal Bureau of Investigation

CRO – Contract Research Organization

FROM ACADEMIA TO CLINICAL LABS, A CONTINUUM OF DIFFERENTIATED SOLUTIONS



Samples	Sample preparation	Detection	Insights



Any biological sample



Sample technologies


PCR


Genomics / NGS


Diagnostic solutions



LIFE SCIENCES CUSTOMERS

Academic labs

Government research labs

Pharma / Biotech

Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

Hospitals / Decentralized healthcare

Reference labs

Pharma partnerships

Public health agencies

~$5-6 bn
total addressable market (2024)



STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH

OUR 2028 TARGETS

~7%
Net sales CER CAGR (2024-28)

≥31%
Adj. operating income margin CER (2028)

Sharpen focus on **growth pillars** to **sustain profitable growth**

> ### At least $2 bn
> net sales CER from pillars in 2028

Drive **efficiency and digitization** to fuel growth investments and profitability

> ### At least 250 bps
> adj. operating income margin expansion 2024-28

Ensure **disciplined capital allocation** for growth and shareholder value

> ### At least $1 bn
> of returns to shareholders 2024-28 (absent M&A)

Deliver through **accountable**, **empowered** and **reinvigorated leadership**

BPS – Basis points   CAGR – Compound annual growth rate   CER – Constant exchange rates

SHARPENING FOCUS ON PILLARS FOR PROFITABLE GROWTH



NeuMoDx:
Disciplined portfolio management

Reduce commercial support in stages through 2025
Responsibly transition customers to other solutions

Reinforce strategy of focused leadership
Reallocate resources to other opportunities and improve profitability

Our growth drivers:
Sharpened focus on profitable growth

| # | Current position |

Accelerate investments for growth

 QIAcuity dPCR — PCR — **#2**

 QIAstat-Dx — Diagnostic solutions — **#3**

 QIAGEN Digital Insights (QDI) — Genomics / NGS — **#1**

Build on proven leadership

 Sample technologies — Sample technologies — **#1**

 QuantiFERON — Diagnostic solutions — **#1**

GROWTH PILLARS TO CONTRIBUTE ≥$2 BN SALES CER IN 2028



	Accelerate investments for growth			**Build on proven leadership**	
Growth pillar	**QIAcuity dPCR** Digital PCR for research and clinical	**QIAstat-Dx** Syndromic testing for rapid clinical results	**QIAGEN Digital Insights (QDI)** Bioinformatics to create genomic data insights	**Sample technologies** DNA / RNA isolation and automation	**QuantiFERON** Leading blood-based technology for latent TB
2028 target[1] **2024 target**[1]	**~3x** ≥$250 mn ——— vs. >$90 mn	**~2x** ≥$200 mn ——— vs. >$100 mn	**~2x** ≥$200 mn ——— vs. >$110 mn	≥$750 mn ——— vs. >$650 mn	≥$600 mn ——— vs. >$450 mn
Growth focus	>3x increase in sales specialists Add >100 new assays to expand applications	Add new panels in EU (3) and U.S. (7) Build on >4,000 cumulative placements	Add new software and build commercial teams Drive investments in AI / new technologies	New QIAsymphony and QIAsprint instruments Accelerate in liquid biopsy, microbiome, etc.	Convert remaining 60% of latent TB market Expand global customer base with automation

CER – Constant exchange rates   TB – Tuberculosis
(1) Net sales CER target

| x | 2028 net sales CER target vs. 2024 net sales CER target |

INITIATIVES TO FUEL GROWTH INVESTMENTS AND ACHIEVE ≥31% ADJUSTED OPERATING INCOME MARGIN IN 2028



Operational excellence
Positioning QIAGEN for stronger profitable growth

Organizational design

Foster agility and ownership in decision-making

Portfolio streamlining

NeuMoDx decision, continue disciplined portfolio management

Process optimization

Drive key process scalability with S/4HANA upgrade

Site network strategy

Improve capacity utilization through network optimization

Digitization
Accelerating growth and efficiency across QIAGEN

>6 million
website visitors / year
with ~20% increase (2019-23)

~65%
digital transaction share
enabling **touchless orders**



~30
dedicated cross-functional
AI initiatives, including:

> Manufacturing

> Regulatory

> Customer service

FOCUSING ON TARGETED CAPITAL DEPLOYMENT



Strong cash flow and healthy balance sheet



Organic investments — Profitable **targeted investments**

Focused M&A — Value-creating **transactions**

Shareholder returns — Committed to a **higher level of returns** to shareholders

EMBRACING ESG FOR ALL STAKEHOLDERS



QIAGEN

Environmental responsibility

Net zero
carbon emission target (2050)

Investing in people

36%
female leadership (2023)
≥40% target (2027)

Serving society

>50
public health partnerships (2023)

Business with integrity

~8,000
compliance trainings completed (2023)

Top ESG ratings















Corporate ESG Performance
Prime
RATED BY ISS ESG

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

MSCI ESG RATINGS: AA

CCC	B	BB	BBB	A	AA	AAA

COMMITTED ecovadis Sustainability Rating

SUSTAINALYTICS
ESG Risk Rating COMPREHENSIVE
14.1 Low Risk

Negligible	Low	Medium	High	Severe
0-10	10-20	20-30	30-40	40+

CDP
DRIVING SUSTAINABLE ECONOMIES

EXECUTING OUR STRATEGY WITH EMPOWERED QIAGENERS



~6,000
QIAGENers

~50%
new top leaders since 2020

~15%
with QIAGEN for >15 years

Expand our **culture of empowerment**

Foster **accountability** and **decentralized decision-making**



Great Place To Work
Certified
U.S.
Certificada
Mexico
Certificada
Brazil
Certified
India
Certified
China
Certified
Philippines
Great Place To Work
Best Workplaces Asia
2023
UK
top EMPLOYER
UNITED KINGDOM
2023
CERTIFIED EXCELLENCE IN EMPLOYEE CONDITIONS
Germany
top EMPLOYER
DEUTSCHLAND GERMANY
2024
CERTIFIED EXCELLENCE IN EMPLOYEE CONDITIONS
Poland
top EMPLOYER
POLSKA POLAND
2024
CERTIFIED EXCELLENCE IN EMPLOYEE CONDITIONS

REINVIGORATED LEADERSHIP TEAM DEDICATED TO DELIVER



Supervisory Board


Lawrence A. Rosen
Chair
Joined in 2013


Metin Colpan
Co-founder of QIAGEN


Toralf Haag
Joined in 2021


Ross Levine
Joined in 2016


Elaine Mardis
Joined in 2014


Bert van Meurs
Joined in 2024


Eva van Pelt
Joined in 2024


Eva Pisa
Joined in 2022


Stephen H. Rusckowski
Joined in 2023


Elizabeth E. Tallett
Joined in 2011

Executive Committee

Presenting today


Thierry Bernard
Chief Executive Officer
Joined EC in 2015


Roland Sackers
Chief Financial Officer
Joined EC in 2004


Fernando Beils
Molecular Diagnostics
Joined EC in 2023


Nitin Sood
Life Sciences
Joined EC in 2023


Jonathan Sheldon
Bioinformatics
Joined EC in 2018


Stephany Foster
Human Resources
Joined EC in 2019


Antonio Santos
Global Operations
Joined EC in 2022


Jean-Pascal Viola
Corp Strategy / Bus. Dev.
Joined EC in 2019

Attending today

 Joined since 2020



STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH

OUR 2028 TARGETS

~7%
Net sales CER CAGR (2024-28)

≥31%
Adj. operating income margin CER (2028)

Sharpen focus on **growth pillars** to **sustain profitable growth**

> **At least $2 bn**
> net sales CER from pillars in 2028

Drive **efficiency and digitization** to fuel growth investments and profitability

> **At least 250 bps**
> adj. operating income margin expansion 2024-28

Ensure **disciplined capital allocation** for growth and shareholder value

> **At least $1 bn**
> of returns to shareholders 2024-28 (absent M&A)

Deliver through **accountable**, **empowered** and **reinvigorated leadership**

BPS – Basis points   CAGR – Compound annual growth rate   CER – Constant exchange rates

Nitin Sood
Senior Vice President
Life Sciences Business Area

ENDLESS POSSIBILITIES WITH DNA AND RNA

LIFE SCIENCES BY QIAGEN

QIAGEN

LEADING FROM THE FIRST STEP IN LAB WORKFLOWS



Samples	Sample preparation	Detection	Insights



Any biological sample



Sample technologies



PCR

QIAcuity dPCR



Genomics / NGS

QIAGEN Digital Insights



Diagnostic solutions



LIFE SCIENCES CUSTOMERS

Academic labs

Government research labs

Pharma / Biotech

Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

Hospitals / Decentralized healthcare

Reference labs

Pharma partnerships

Public health agencies

~$5-6 bn
total addressable market (2024)

STRONG PORTFOLIO BUILDING ON SAMPLE PREP LEADERSHIP



	Sample technologies	PCR / Nucleic acid amplification		Genomics / NGS	
QIAGEN portfolio	Sample technologies	PCR	Digital PCR	NGS	Bioinformatics

Customers	Academia / Research	Pharma / Translational	Applied testing

Applications	Cancer research	Microbiome and infectious disease	Biopharma	Human ID / Forensics
	Life Sciences			



ENDLESS POSSIBILITIES WITH DNA AND RNA

Opportunity
Strong demand for advanced, reliable solutions to support Life Sciences research, pharma and applied testing markets

Why we win
One of the most recognized brands in labs, known for quality and expertise from the first step of molecular workflows

Strategic priorities



Sample technologies
Leverage #1 position through new automation solutions and cutting-edge applications



QIAcuity dPCR
Seize dynamic market opportunities and establish leading position with strategic investments to drive growth




Sample technologies

HIGH-QUALITY SAMPLE PREP KEY TO ACCESS DNA AND RNA

~$1.2 bn
Sample technologies 2024 total addressable market

Laboratory workflow



Biological sample

Sample technologies
Critical step in molecular workflows

Differentiated solutions for modular, integrated workflows → **PCR**

Fast time to result, scalability and ease of use → **dPCR**

Platform-agnostic consumables → **NGS**

Valuable molecular insights

Cutting-edge applications

Liquid biopsy

Microbiome

Cell and gene therapy

Multi-omics

Multi-plex testing

MRD (Minimal Residual Disease)

Updated automation systems



 **Low- to high-throughput systems for DNA / RNA purification with varying input volumes**





LEADER IN THE FIRST STEP OF LAB WORKFLOWS

Comprehensive consumables portfolio



ANY	>350	DNA / RNA
biological sample	different sample kits	target analytes
e.g., tissue, cells, blood, serum, wastewater	for manual and automated processing	including variations

State-of-the-art automation portfolio



- QIAcube Connect
- QIAcube HT
- EZ2 Connect
- QIAsymphony

In development:



- NEW QIAsymphony Connect
- NEW QIAsprint Connect



QIAGEN offering highest-quality products and unmatched expertise
for sophisticated technologies and simplified sample processing

Key achievements

>120 mn
QIAGEN preparations sold per year

>28,000
cumulative instrument placements (>9,000 since 2019)

>50,000
annual mentions in peer reviewed publications

EXTENDING COMPREHENSIVE AUTOMATION OFFERING



Research / applied testing



>14,400 placements[1]

QIAcube Connect
Up to 12 samples per run

Benchtop system <

Validated and customized protocols <

Large menu supporting applications <



Launch 2026  NEW

QIAsprint Connect
Up to 192 samples per run

Low-throughput   Mid-throughput   High-throughput

Clinical / trans-lational



>5,700 placements[1]

EZ2 Connect
Up to 24 samples per run



>3,300 placements[1]

QIAsymphony
Up to 96 samples per run

Can be integrated into lab network <

Next-gen liquid biopsy applications <

Broadest portfolio of applications <



Launch 2025  NEW

QIAsymphony Connect
Up to 96 samples per run

(1) Cumulative placements as of year-end 2023, QIAcube Connect placements including QIAcube family, EZ2 Connect placements including EZ1 and EZ2 family

FOCUSED STRATEGY TO DRIVE MID-TERM GROWTH



≥$750 mn
Sample technologies net sales CER target (2028)

Expand in state-of-the-art applications with new consumables

 **Liquid biopsy**    **Microbiome**    **Pathogen detection**

Extend #1 position with improved handling through new consumables kits

---

Enter high-throughput automation market for research

 **QIAsprint Connect**   NEW   **Launch 2026**

Introduce new system building upon popular magnetic bead-based consumables

---

Update mid-throughput automation platform with next-gen applications

 **QIAsymphony Connect**   NEW   **Launch 2025**

Update flagship instrument leveraging >3,300 global placements

CER – Constant exchange rates

QIAcuity dPCR





QIAGEN

dPCR – CAPTURING SHARE FROM qPCR AND NGS MARKETS

Quantitative PCR (qPCR)	QIAcuity dPCR	Next-generation sequencing (NGS)
e.g., Cell and Gene Therapy	Enabling novel applications	e.g., liquid biopsy
– Lower sensitivity and precision	**High sensitivity and precision** More accurate than qPCR	+ In-depth insights and high precision
+ Fast time-to-result at low cost	**Rapid and cost-effective** Faster and lower cost than NGS	– Slow time-to-result at high cost
~$2.5 bn qPCR 2024 total addressable market(1)	**~$0.5 bn** dPCR 2024 total addressable market(1) **>15% CAGR (2024-28)**	**~$1.7 bn** NGS consumables 2024 total addressable market(1)

(1) Total addressable market incl. research and clinical customer segments (QIAGEN market estimates)

TARGETING RESEARCH TO CLINICAL HEALTHCARE





QIAGEN

Scalable systems
Low- to high-throughput capabilities



Ease of use
Fully integrated automation portfolio

Fastest time to result
Over twice as fast vs. droplet digital PCR

QIAcuity One | **QIAcuity Four** | **QIAcuity Eight**





Academia
Overcoming entry barrier vs. qPCR



Translational and cancer research
Exploring use of dPCR vs. NGS

Biopharma
Precision / speed benefits vs. qPCR / NGS





>2,300 validated QIAcuity dPCR assays

GeneGlobe custom assay design tool

Key achievements

>2,000
cumulative placements since launch

>400
customers with multiple instruments (2024)

>350
publications referencing QIAcuity dPCR (2024)

SIGNIFICANT INVESTMENTS INTO QIACUITY DPCR



QIAGEN

≥$250 mn
QIAcuity
net sales CER target (2028)

Accelerate commercialization	Target new applications	Extend into clinical use
NEW **>3x increase** of sales specialists for market penetration	NEW **Add >100 assays** menu expansion for CGT, pathogen and cancer research	NEW **QIAcuity-Dx** version for clinical customers — **Launch 2024**
Accelerate market through **customer education** in biopharma and translational	**Maximize value of GeneGlobe** >10 million predesigned assays with unlimited customization	NEW **Launch BCR-ABL assay** with initial focus on hemato-oncology — **FDA submission 2025**









CER – Constant exchange rates CGT – Cell and Gene Therapy

CASE STUDY



CAR-T therapy

Revolutionary targeted cancer treatment

Patient's T-cells are collected and modified to **recognize and destroy cancer cells**

Need for **rigorous testing and monitoring** to ensure success

Comprehensive portfolio desired to obtain **in-depth insight** and **efficiency benefits**

ENABLING ACCURATE THERAPY

QIAGEN

U.S. children's hospital

QIAcuity-enabled vector release assay included in FDA submission

- **One-stop shop** ensuring high quality and support
- **Highest quality** and complete line of **automation options**
- Compliant with **FDA requirements without modifications**







Sample preparation	Digital PCR	Data analysis and interpretation
QIAamp gDNA extraction	QIAcuity Four with QIAcuity CGT / CNV assays	QIAcuity Copy Number Variation Analysis

CAR – Chimeric Antigen Receptors CGT – Cell and Gene Therapy CNV – Copy Number Variation gDNA – Genomic DNA

NET SALES 2028 TARGETS[1]



Sample technologies
≥$750 mn
vs. >$650 mn (2024)

QIAcuity dPCR
≥$250 mn
vs. >$90 mn (2024)

CER – Constant exchange rates
(1) Net sales CER target

LIFE SCIENCES
ENDLESS POSSIBILITIES WITH DNA AND RNA





Sample technologies
Leverage #1 position through new automation solutions and cutting-edge applications



QIAcuity dPCR
Seize dynamic market opportunities and establish leading position with strategic investments to drive growth

Fernando Beils
Senior Vice President
Molecular Diagnostics Business Area

DECISIVE WHEN IT MATTERS

MOLECULAR DIAGNOSTICS BY QIAGEN

ENABLING LABS THROUGH MOLECULAR TESTING



Samples	Sample preparation	Detection	Insights



Any biological sample



Sample technologies



PCR

QIAcuity dPCR



Genomics / NGS

QIAGEN Digital Insights



Diagnostic solutions

QuantiFERON | QIAstat-Dx



LIFE SCIENCES CUSTOMERS

Academic labs

Government research labs

Pharma / Biotech

Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

Hospitals / Decentralized healthcare

Reference labs

Pharma partnerships

Public health agencies

~$5-6 bn
total addressable market (2024)

FOCUSING ON UNMET MEDICAL NEEDS



	Sample technologies	Diagnostic solutions		PCR / Nucleic acid amplification	Genomics / NGS
QIAGEN portfolio	Sample technologies	Blood-based disease detection	Multiplex syndromic testing	Digital PCR	Bioinformatics

Customers	Reference / national labs	Hospitals	Physicians / clinical labs	Public health authorities	Pharma

Applications	Infectious diseases		Oncology		Genomic testing
	Molecular Diagnostics				



DECISIVE WHEN IT MATTERS

Opportunity
Targeting fast-growing markets with demand for novel diagnostics

Why we win
Top leadership positions through a differentiated portfolio in areas with unmet medical needs

Strategic priorities



QuantiFERON
Expand #1 latent Tuberculosis (TB) position through skin test conversion and complete automation advantages



QIAstat-Dx
Achieve #2 position with broader global presence and differentiated test menu



QuantiFERON



TUBERCULOSIS: A HIGHLY CONTAGIOUS AND LETHAL BACTERIAL INFECTION

1 in 4
people have a latent TB bacterial infection

1 in 10
of these people will develop an active TB bacterial infection

#1 cause of death
among infectious diseases

~$1.5 bn
latent TB testing 2024 total addressable market

Broad health risk



High risk of progression to active TB

- Immunocompromised patients
- Drug users
- Nursing homes
- TB outbreaks
- Visitors / residents of countries with TB
- Healthcare workers
- Students
- Contacts of active TB cases
- Military
- Teachers

High risk of TB exposure

High risk of TB transmission

Global relevance



North America ~35 mn

Latin America ~8 mn

>75 mn latent TB tests annually

EMEA ~10 mn

Asia-Pacific ~15 mn

Japan ~7 mn

Latent TB testing stops spread of active TB and protects public health

TB – Tuberculosis



BEST-POSITIONED LATENT TUBERCULOSIS TEST



Advantages to skin test

Specification	QuantiFERON blood test	Tuberculin skin test
Customizable automated workflow	✓	✗
High accuracy and specificity	✓	✗
Only one patient visit	✓	✗
Electronic results	✓	✗
Quality-assured laboratory test	✓	✗

Advantages to blood-based competitors

>2,700 citations
in publications underscoring clinical value

>130 countries
with QuantiFERON customers

>3 endorsements
including WHO, U.S. CDC and IPPA

>120 patents
in 34 countries beyond 2030

Key achievements

$408 mn
2023 net sales
(+70% vs. 2019)

>125 mn
QuantiFERON-TB tests since launch

WHO
endorsement for QuantiFERON-TB

CDC – U.S. Centers for Disease Control and Prevention   IPPA – International Panel Physicians Association   WHO – World Health Organization



DRIVING SKIN TEST CONVERSION WITH UNRIVALED AUTOMATION



≥$600 mn
QuantiFERON
net sales CER target (2028)

Increase customer base

Leading automation advantage



Automated liquid handling

Automated assay and result

TECAN
HAMILTON

Diasorin

+ **Partnership** with **Diasorin** to **expand into Lyme disease**

Drive TB market conversion

Large potential in skin test conversion



~40%
Skin tests
~60%

Blood-based tests

Others
~70–80%
QuantiFERON

~$1.5 bn market size[1]

+ New **decentralized TB test** for **emerging markets**

CER – Constant exchange rates
(1) Latent tuberculosis testing market (2024)



QIAstat-Dx

QIAGEN

IDENTIFYING UNKNOWN DISEASES AT SPEED AND EASE

~$2.0 bn
syndromic testing 2024 total addressable market



Use case:
3-year-old with severe but unspecific GI symptoms

Traditional testing
Slow diagnosis and treatment decisions can lead to complexities

Day 1





Multiple tests to identify disease



Day X



Late diagnosis and delay in starting the right **treatment**

Syndromic testing
Fast diagnosis enabling better treatment decisions

Day 1



One test within **one hour**



Quick diagnosis for accurate **treatment**



- Better for patients and physicians
- Reduces healthcare costs



GI – Gastrointestinal

QIASTAT-DX OFFERS DIFFERENTIATED FEATURES



Strong product capabilities

Specification	QIAstat-Dx	Competition
Hands-on time	~1 min	>5 min
qPCR	✅	❌
Amplification curves / Ct values	✅	❌
Time to result	~1 hour	~1 hour

Key differentiators

Workflow efficiency and safety for **robust results**

Additional pathogens on panels for **broader coverage**

Lab connectivity for **remote results**

Lower noise level for **better lab environment**

Key achievements

>4,000
cumulative placements since launch

>50%
of customers use more than 2 panel types

~100
countries with QIAstat-Dx customers



// QIAstat-Dx

EXPANDING GLOBAL PRESENCE AND DIFFERENTIATED MENU



≥$200 mn
QIAstat-Dx
net sales CER target (2028)

Grow installed customer base



Small hospitals
Public health labs



Medium hospitals
Regional reference labs



Large hospital networks
National reference labs
FDA submission 2024

Low-throughput customers → High-throughput customers

Drive menu expansion

	Complete Panels						Mini Panels (NEW)	
	Respiratory	GI	Meningitis	Blood culture	cUTIs	Pneumonia	Resp. 5 Mini[1]	2x GI 5 Mini[2]
EU	✓	✓	✓	2025	2026	2028		
US	✓	✓ (NEW)	2024	2025	2026	2028	2024	2024



✓ Already launched   202X: Submission date

CER – Constant exchange rates   cUTI – Complicated Urinary Tract Infection   GI – Gastrointestinal   Resp. – Respiratory
(1) Influenza A, Influenza B, Respiratory Syncytial Virus (RSV), Rhinovirus, SARS-CoV-2 version   (2) *Campylobacter*, *Salmonella*, Shiga-like toxin *E. coli* (STEC), *Shigella*, *Yersinia enterolitica* or Norovirus versions

OFFERING NEW SOLUTIONS FOR PHARMA PROJECTS



QIAGEN

QIAstat-Dx for genetic and other diseases





NEW

2
Pharma partnerships

New Precision Medicine targets
in hereditary diseases



MASH — Gastrointestinal disease — Neurological disorders — Kidney disease

QIAcuity-Dx dPCR for Precision Medicine





NEW

3
Pharma partnerships

Unique offering for companion diagnostics
Sample to Insight

Sample technologies	Detection	Analysis
QIAsymphony	NGS	QDI
QIAcube	QIAcuity dPCR	
EZ2	RGQ qPCR	



#1 trusted Pharma partner

>30
master collaboration agreements

14
FDA approvals



NOVARTIS, astellas, Boehringer Ingelheim, Pfizer, BIONTECH, AstraZeneca, SERVIER, Lilly, BAYER, Janssen, Daiichi-Sankyo, blueprint MEDICINES, AMGEN, MIRATI THERAPEUTICS, Bristol Myers Squibb

MASH – Metabolic dysfunction-associated steatohepatitis

NET SALES 2028 TARGETS(1)

QuantiFERON

≥$600 mn

vs. >$450 mn (2024)

QIAstat-Dx

≥$200 mn

vs. >$100 mn (2024)



CER – Constant exchange rates
(1) Net sales CER target

MOLECULAR DIAGNOSTICS DECISIVE WHEN IT MATTERS

QIAGEN

QuantiFERON
Expand #1 latent TB position through skin test conversion and complete automation advantages



QIAstat-Dx
Achieve #2 position with broader global presence and differentiated test menu



COMMITTED TO SOLID PROFITABLE GROWTH

Capital Markets Day
June 17, 2024

BREAK

POWERFUL ANALYTICS TO UNDERSTAND GENOMICS

BIOINFORMATICS BY QIAGEN

Jonathan Sheldon
Senior Vice President
QIAGEN Digital Insights Business Area

ANCHORING GENOMICS OFFERING WITH LEADING SOFTWARE



Samples	Sample preparation	Detection	Insights



Any biological sample



Sample technologies



PCR



Genomics / NGS

QIAGEN Digital Insights



Diagnostic solutions



LIFE SCIENCES CUSTOMERS

Academic labs

Government research labs

Pharma / Biotech

Forensics / Human ID

~$5-6 bn
total addressable market (2024)

MOLECULAR DIAGNOSTICS CUSTOMERS

Hospitals / Decentralized healthcare

Reference labs

Pharma partnerships

Public health agencies

~$5-6 bn
total addressable market (2024)

QIAGEN UNLOCKING THE POWER OF GENOMICS







In 2003, the **first** human genome took

 13 years

 >$1 bn / genome



Today, **any** human genome can be read in

 5 hours

 $100 / sequencing run

Development



Genomic data

Sequencing costs

2000   2010   2020   2030



The challenge:

Bottleneck in scaling data interpretation

 Up to 324 million possible variants

 Research at ~1 hour per variant

QDI: #1 in solving the bioinformatics challenge

Every day

90,000 users

gain valuable disease insights

Every month

65,000 reports

created by our clinical customers

POWERFUL ANALYTICS TO UNDERSTAND GENOMICS

Opportunity
High-growth bioinformatics market driven by genomics data expansion and advancements in genetic testing and AI

Why we win
- Highly profitable Software-as-a-Service business with top margins

- Strong #1 position from research to clinical customers

- Unique competitive edge with hybrid AI / human curated knowledge base

Strategic priorities

 **Extend leadership in curated knowledge**

 **Deepen global commercial reach**

 **Invest in new AI and other technologies**

CAPTURING SIGNIFICANT BIOINFORMATICS MARKET GROWTH



Strong market opportunity

Bioinformatics market size[1]



>10% CER CAGR

~$1.0 bn

~$0.6 bn

2024   2028

Key growth drivers

Genetic testing advancements providing time and cost efficiencies

Explosion of **genomic data** generated by NGS systems

Demand for **high quality genomics** software for data mining

Advancements in AI improving efficiency and offering novel insights

CAGR – Compound annual growth rate   CER – Constant exchange rates   NGS – Next-generation sequencing
(1) Assessment based on vendors directly relevant to QIAGEN Digital Insights (excludes computing and storage segments)

#1 LEADING FROM RESEARCH TO CLINICAL CUSTOMERS



#1

in **Bioinformatics**

6
market-leading products

>70
countries

— **Delivering QDI software solutions for NGS workflow** —



Sample prep — Library prep — NGS analysis — Bioinformatics

QIAGEN kits — **QIAGEN kits** — **NGS partners** — **QIAGEN Digital Insights**

Software insights drive the next actions

Addressing large customer base

Research –
Scientific discovery

> Pharma / Biotech
> Academia
> Government research

Clinical –
Patient outcomes

> Clinical testing labs
> Hospitals
> Government labs

NGS – Next-generation sequencing

CASE STUDY: RESEARCH ADVANCING DRUG DEVELOPMENT



Pharma challenge

Key to understanding **disease pathways, targets and measure changes**

Significant number of **failures without the ability of foresight**

Drug research market is worth **$60 bn with significant growth expected**

QDI pivotal to drug discovery

☐ Over **50,000 scientific publications** cite our software

☐ **24 of the Top 25** Pharma companies use QDI



Within **2 minutes**, software **indicates specific diseases** that **could be treated**

CASE STUDY: CLINICAL

ENHANCING PATIENT OUTCOMES



Patient situation

Profile
Male (early 70s)

Diagnosis
Leukemia linked to rare gene mutation

Therapy outlook
Standard chemotherapy not expected to be effective

QDI-enhanced patient outcome

☐ Mutation **identification** and **recommendation** by QDI

☐ Targeted therapy leading to life-saving **disease remission**

QIAGEN Clinical
Insights report



OFFERING UNIQUELY PROFITABLE SOFTWARE-AS-A-SERVICE PORTFOLIO

~$100 mn
QDI net sales (2023)

>80%
annual recurring from subscription-based model

Highly profitable
QDI business well above comparable peers

Data analysis — Data interpretation

Research
Share of net sales


~60%

Data analysis		Data interpretation	
QIAGEN CLC	#1	QIAGEN IPA	#1
OmicSoft	#1	COSMIC	#1
		Human Gene Mutation	#1

Clinical
Share of net sales


~40%

Data analysis		Data interpretation	
QCI Secondary Analysis NEW (1)		QCI Interpret	#1
		QCI Precision Insights	#1
		COSMIC	#1
		Human Gene Mutation	#1

Market position

(1) Launched in 2024

SUSTAINED COMPETITIVE EDGE WITH CURATED KNOWLEDGE



Gold standard databases

>40

scientific and clinical databases leveraging proprietary QIAGEN data

Breaking data silos and integrating **knowledge sources**

Databases include gene variants, omics and biomedical

AI with human curation

>150

Ph.D. scientists ensuring depth, breadth **and** quality of knowledge

Augmented human curation ensures **trust and confidence**

AI enables **scale** of **knowledge databases**

Scientific applications

>100,000

scientific publications citing QDI products

IPA leadership

>50,000

scientific citations in top journals



Clinical leadership

>7 mn

oncology and hereditary disease variants curated from literature

IPA – Ingenuity Pathway Analysis

INVESTING TO EXTEND MARKET LEADERSHIP









≥$200 mn
QDI
net sales CER target (2028)

Extend leadership in curated knowledge

Expand QIAGEN knowledge base into spatial, proteomics and microbiome





>12 mn
relevant genomic variants for analytics

Deepen global commercial reach

Adopt SaaS go-to-market approach NEW

>40%
new sales specialists dedicated to SaaS sales

Invest in new AI and other technologies

Continue advancing software portfolio NEW

~20%
of QDI sales to be invested into R&D

SaaS – Software-as-a-Service

EXPANDING AI LEADERSHIP WITH PRODUCT INNOVATIONS



5 AI-enabled offerings today ⟶   **>14 AI-enabled applications by 2028** ⟶



Accelerate decision-making with enhanced AI features



NEW **4+** upgraded AI-assisted applications

Pathway analysis	○
Raw genomic data processing	○
Experimental genomic data matching	○
Clinical importance ranking	○



Generate innovative insights leveraging AI



NEW **6+** AI-enabled features including two Software-as-a-Service solutions

Adverse events prediction	●
Drug repurposing prediction	●
AI-enabled pathway querying	●
COVID virtual pathway explorer	●
AI-inferred biological targets	○
Rare disease clinical insights	○



Enhance knowledge base through extended AI curation



NEW **4+** AI-created databases beyond genomics

Biomedical Knowledge Base	●
Spatial Genomics Knowledge Base	●
Proteomics Knowledge Base	●
Microbiome Knowledge Base	●

● New AI-enabled offering   ○ AI-enhanced products

NET SALES 2028 TARGETS[(1)]

QDI

≥$200 mn

vs. >$110 mn (2024)

CER – Constant exchange rates
(1) Net sales CER target

QIAGEN DIGITAL INSIGHTS
POWERFUL ANALYTICS TO UNDERSTAND GENOMICS



QIAGEN

Extend leadership in curated knowledge
Expand breadth of knowledge base



Deepen global commercial reach
Adopt SaaS go-to-market approach



Invest in new AI and other technologies
Continue advancing software portfolio

Roland Sackers
Chief Financial Officer

2028 TARGETS

COMMITTED TO SOLID PROFITABLE GROWTH


STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH

OUR 2028 TARGETS

~7%
Net sales CER CAGR (2024-28)

≥31%
Adj. operating income margin CER (2028)

Sharpen focus on **growth pillars** to **sustain profitable growth**

> **At least $2 bn**
> net sales CER from pillars in 2028

Drive **efficiency and digitization** to fuel growth investments and profitability

> **At least 250 bps**
> adj. operating income margin expansion 2024-28

Ensure **disciplined capital allocation** for growth and shareholder value

> **At least $1 bn**
> of returns to shareholders 2024-28 (absent M&A)

Deliver through **accountable**, **empowered** and **reinvigorated leadership**

BPS – Basis points   CAGR – Compound annual growth rate   CER – Constant exchange rates

DELIVERING SOLID GROWTH SINCE 2019





Strong non-COVID growth

Total net sales

+7% CAGR[1]

~$1.5 bn — 2019

~$2.0 bn — 2023



Improved profitability

Adjusted diluted EPS

+10% CAGR

$1.43 — 2019

$2.07 — 2023



Healthy cash generation

Operating cash flow

+9% CAGR

~$330 mn — 2019

~$460 mn — 2023

(1) Non-COVID sales CAGR 2019-23 in line with total net sales CAGR
CAGR – Compound annual growth rate   EPS – Earnings per share

SHARPENED PILLARS DRIVING 2028 GROWTH EXPANSION



Product groups	2024-28 net sales CER CAGR
Sample technologies	Low- to mid-single-digit growth
Diagnostic solutions	High-single-digit growth[1]
PCR	Low-teens growth
Genomics / NGS	Low-teens growth

Growth pillars			QIAGEN		Market
			2028 net sales CER target	2024-28 net sales CER CAGR	2024-28 CAGR
Accelerate investments for growth		QIAcuity dPCR	≥$250 mn	>25%	>15%
		QIAstat-Dx	≥$200 mn	~20%	~8%
		QIAGEN Digital Insights	≥$200 mn	>15%	>10%
Build on proven leadership		Sample technologies	≥$750 mn	~3-4%	~2-3%
		QuantiFERON	≥$600 mn	~7%	~4-5%

CAGR – Compound annual growth rate   CER – Constant exchange rates
(1) Organic growth excl. NeuMoDx

EFFICIENCY AND DIGITAL INITIATIVES DRIVING PROFITABILITY



Adjusted operating income margin CER

≥+250 bps improvement

≥ 28% | +50 bps | ≥ 28.5% | ≥+100 bps | ~+50 bps | ≥+100 bps | ≥ 31%

⊕ Portfolio streamlining

NeuMoDx decision, continued disciplined portfolio management

⊕ Process optimization and digitization

| Lean manufacturing initiatives and improved supply chain planning | AI in product development, performance evaluation and post-market surveillance | Customer touchpoint optimization and ERP system efficiencies |

⊕ Site network strategy

⊕ Organizational design

Verogen site integration, NeuMoDx site closure and technology hub strategy

Targeted organizational simplification

⊖ Innovation investments

⊖ Accelerated growth pillars

Digitization and ESG commitments

Focused investments into QIAcuity, QDI and QIAstat-Dx

Initial 2024 target | NeuMoDx decision | **Updated 2024 target** | Gross margin | R&D | SG&A | **2028 target**

● Operational excellence deep dive   ○ Digitization deep dive

BPS – Basis points

OPERATIONAL EXCELLENCE: FOSTERING EFFICIENCY



Multi-year QIAefficiency program

Enabling ≥31% adjusted operating income margin in 2028 while fueling growth through targeted investments

Organizational design	Portfolio streamlining	Process optimization	Site network strategy

---

Spotlight examples

Leverage gains

~$3 mn

annual savings from decentralized empowerment combined with centralized leverage

NeuMoDx discontinuation

+50 bps

adjusted operating income margin gain in H2 2024, further gains with full implementation (end 2025)

New sourcing platform

~50-70%

automation benefits for ~30,000 manual purchase orders per year

~$5 mn

annual savings from online auctioning of freight lanes

Verogen site integration

~$3 mn

annual savings from Verogen site into QIAGEN Maryland hub

BPS – Basis points

DIGITIZATION: LEVERAGING AI TECHNOLOGY ACROSS QIAGEN



Improve efficiencies through AI and digitization across the value chain

Selected areas	Spotlight examples	Impact
Manufacturing	**Real-time in-process control** and **enhanced predictive analytics** for production planning	**~10-15%** scrap reduction
Regulatory	Improved accuracy and efficiency in **post-market surveillance reporting**	**~60-70%** faster report generation and improved accuracy
Customer service	**Proprietary ServiceGPT** to reduce hands-on time for processing customer requests	**~15%** reduced hands-on time for ~75,000 tickets processed annually

HEALTHY BALANCE SHEET ENABLING CAPITAL ALLOCATION





QIAGEN

Debt maturity overview[1]

$605 mn
105
500
$57 mn
$617 mn
117
500
Likely repayment in 2025[2]
$154 mn
$19 mn
$77 mn
2024
2025
2027
2029
2032
2035
German private placements (Schuldschein)
Convertible bonds

May consider opportunistic refinancing

(1) As of December 31, 2023 (2) Bondholder put option in December 2025

PROVEN DISCIPLINED CAPITAL ALLOCATION APPROACH



Strong cash flow and healthy balance sheet

Organic investments

Profitable targeted investments
into pillars and digitization to fuel profitable business expansion

Focused M&A

Value-creating transactions
to enhance portfolio and maintain leadership

Shareholder returns

At least $1 bn of returns
to shareholders planned for 2024-28 (absent M&A)

2024-2028 ASSUMPTIONS





> **Net sales:** Business excluding NeuMoDx

> **Adjusted tax rate:** Moderate changes expected subject to legislation (OECD Pillar Two)

> **Net interest income (expense):** Reduced interest income, subject to interest rate environment and refinancing opportunities

> **Shares outstanding:** ~210-215 mn in 2028[1]

(1) Subject to share price development and refinancing opportunities
OECD – Organization for Economic Cooperation and Development



OUR 2028 TARGETS

~7%
Net sales CER CAGR (2024-28)

≥31%
Adj. operating income margin CER (2028)

STRATEGY: COMMITTED TO SOLID PROFITABLE GROWTH

Sharpen focus on **growth pillars** to **sustain profitable growth** › **At least $2 bn** net sales CER from pillars in 2028

Drive **efficiency and digitization** to fuel growth investments and profitability › **At least 250 bps** adj. operating income margin expansion 2024-28

Ensure **disciplined capital allocation** for growth and shareholder value › **At least $1 bn** of returns to shareholders 2024-28 (absent M&A)

Deliver through **accountable**, **empowered** and **reinvigorated leadership**

BPS – Basis points CAGR – Compound annual growth rate CER – Constant exchange rates





BUILDING SUSTAINABLE ECOSYSTEMS FOR OUR CUSTOMERS

- QIAcuity dPCR
- QIAstat-Dx
- QIAGEN Digital Insights
- Sample technologies
- QuantiFERON











Pharma / CROs



Academia / hospitals



Clinical labs / test facilities



Public agencies





COMMITTED TO SOLID PROFITABLE GROWTH

Capital Markets Day
June 17, 2024

Q&A SESSION



COMMITTED TO SOLID PROFITABLE GROWTH

Capital Markets Day
June 17, 2024